EXHIBIT 99.1

Burcon NutraScience Announces Receipt of NASDAQ Letters Regarding Delisting and Deficiency in Compliance With Certain Listing Rules

VANCOUVER, British Columbia, Dec. 12, 2017 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Company”), a leader in developing functionally and nutritionally valuable plant-based proteins, announced that on December 6, 2017,  the Company received a notification from the Listing Qualifications Department of The NASDAQ Stock Market LLC ("NASDAQ") stating that the Company did not meet NASDAQ's December 5, 2017 deadline to regain compliance with NASDAQ Listing Rule 5450(b)(2)(A), which requires a minimum market value of its listed securities to be at US$50 million.

The NASDAQ letter states that Company’s securities will be delisted from NASDAQ at the opening of business on December 15, 2017 unless the Company submits a request for an appeal of the determination to the NASDAQ Hearing Panel (the “Panel”) by December 13, 2017.  The Company intends to submit this request to appeal prior to that deadline.  The submission will stay any suspension of trading in the Company's securities pending the Panel’s decision.

In addition to the delisting notice, the Company received a second letter from NASDAQ notifying the Company that it is not in compliance with Listing Rule 5450 (b)(2)(C), which requires the listed securities of the Company to maintain a minimum market value of publicly held shares of US$15 million.  The Company has not met this requirement for a period of 30 consecutive business days.  The NASDAQ notification letter does not result in the immediate delisting of the Company's common shares, and the shares will continue to trade uninterrupted under the symbol "BUR."

The Company has a compliance period of 180 calendar days, or until June 4, 2018, to regain compliance with NASDAQ's minimum market value of publicly held shares. If at any time during the compliance period the Company’s minimum value of publicly held shares is at least US$15 million for a minimum of 10 consecutive business days, NASDAQ will provide Burcon with a written confirmation of compliance and the matter will be closed.

Burcon’s management is reviewing various options available to the Company, including regaining compliance and continued listing on The Nasdaq Global Market or applying for a transfer to The Nasdaq Capital Market.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant- based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the ability of the Company to regain compliance with the requirements of The Nasdaq Global Market or its intention or ability to transfer to The Nasdaq Capital Market and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:

Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.cawww.burcon.ca